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Exhibit 99(a)(11)

Translation of Genset's 2002 French Financial Statements

Unconsolidated Genset S.A. financial statements

1.     Balance sheets as of December 31, 2002 and 2001

ASSETS

	December 31,
(in EUR, net)
	2002	2001
Fixed assets
Intangible assets
Setting up costs	—	—
Research and development costs	16,952,084	16,905,449
Concession, patents and similar rights	—	1,876,348
Other intangible assets	279,835	704,771
Prepaid expenses on intangible assets	—	365,933
Tangible assets
Buildings	6,380,096	8,227,939
Technical fittings, equipment, including industrial equipment	864,256	1,157,333
Other tangible assets	1,064,609	1,802,158
Assets under construction	10,580	674,727
Financial assets
Investments accounted for under the equity method	—	—
Other investments	273,120	6,235,986
Other capital securities	183,788	407,128
Loans	831,741	779,232
Other financial fixed assets	767,840	591,696

Total fixed assets	27,607,948	39,728,701

Current assets
Inventory	366,552	—
Prepaid trade expenses	11,762	12,709
Receivables
Trade receivables	403,600	2,116,588
Other receivables	8,947,697	24,035,895
Miscellaneous
Cash equivalents (including own shares)	10,553,965	16,216,032
Cash	909,056	436,440
Prepaid expenses	416,288	1,208,971
Total current assets	21,608,919	44,768,553
Deferred expenses	611,420	1,216,141
Unrealized exchange loss	—	42,408

TOTAL ASSETS	49,828,287	85,755,802

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31,
(in EUR, net)
	2002	2001
Shareholders' equity
Share capital	24,772,050	24,314,550
Additional paid-in capital	113,112,227	112,532,303
Accumulated deficits	(118,725,326)	(64,831,180)
Net loss	(40,645,655)	(53,894,146)

Total shareholders' equity	(21,486,704)	18,121,528

Other equity
Conditional loans	1,372,041	686,021

Total other equity	1,372,041	686,021

Provisions for risks and liabilities
Provisions for risks	7,335,604	164,408

Total provisions for risks and liabilities	7,335,604	164,408

Current liabilities
Convertible bonds	54,629,879	49,088,962
Bank loans and debt	758,314	5,942,593
Miscellaneous loans and financial debt (including profit-sharing loans)	78,504	—
Accounts payable and related items	2,315,630	7,002,050
Tax and social liabilities	4,557,693	2,767,592
Fixed assets payables and related items	146,617	277,503
Other current liabilities	114,027	102,710
Deferred revenue	—	64,428

Total current liabilities	62,600,663	65,245,839

Unrealized exchange gain	6,681	1,538,007

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	49,828,287	85,755,802

2.     Income statements for the years ended December 31, 2002 and 2001

(in EUR)	2002	2001
Operating revenues
Net sales	2,696,741	10,346,331
Changes in capitalized costs	19,776,151	14,595,584
Operating grants	(205,532)	54,794
Reversal of depreciations and provisions, transfer of expenses	307,064	—
Other revenues	19,382	2,105,913

Operating revenues	22,593,806	27,102,622

Operating expenses
Purchases of raw materials and other supplies (including customs duty)	1,863,051	3,394,035
Changes in inventory (raw materials and supplies)	375,365	363,629
Other purchases and external expenses	27,889,611	24,304,277
Taxes, duties and assimilated expenses	1,599,673	2,036,147
Personnel costs	11,330,067	15,214,622
Social charges	4,707,246	6,469,299
Depreciation expenses and valuation allowances
On fixed assets—depreciation expenses	23,983,738	26,295,742
—valuation allowances	—	—
Provisions on current assets	593,992	178,699
Provisions for risks and liabilities	—	122,000
Other expenses	2,186,404	602,331

Total operating expenses	74,529,147	78,980,781

1—OPERATING LOSS	(51,935,341)	(51,878,159)
Financial revenues
Other interest and assimilated revenues	400,644	1,444,761
Reversal of provisions and transfer of expenses	8,976,561	471,577
Exchange gains	275,297	786,771
Profit on disposals of cash equivalents	334,468	1,151,671

Total financial revenues	9,986,970	3,854,779

Financial expenses
Financial expenses relating to depreciation and provisions	263,198	2,354,418
Interest and assimilated expenses	2,280,755	2,683,034
Exchange losses	2,971,865	1,165,790
Loss on disposals of cash equivalent securities

Total financial expenses	5,515,817	6,203,241

2—NET FINANCIAL INCOME/(LOSS)	4,471,153	(2,348,463)

3—LOSS BEFORE TAX	(47,464,188)	(54,226,621)

Exceptional revenues
Exceptional revenues on operating transactions	543,372	5,548,795
Exceptional revenues on fixed assets transactions	42,685,232	2,002,156

Total exceptional revenues	43,228,605	7,550,951

Exceptional expenses
Exceptional expenses on operating transactions	15,278,416	1,913,785
Exceptional expenses on fixed assets transactions	12,013,194	1,667,113
Exceptional depreciation and provision expenses	9,097,919	3,530,158

Total exceptional expenses	36,389,529	7,111,056

4—NET EXCEPTIONAL INCOME	6,839,076	439,895

Income tax	20,542	107,419

NET LOSS	(40,645,655)	(53,894,146)

Consolidated financial statements

1.     Consolidated balance sheets

ASSETS

	December 31,
(French GAAP, in thousands of EUR)
	2002	2001
Intangible assets
Capital increase costs	—	7,286
Patents	—	4,348
Software and other	3,264	4,285
In process intangible assets	—	634
Intangible assets—gross	3,264	16,553
Accumulated depreciation	(2,984)	(12,996)
Intangible assets—net	280	3,557

Tangible assets
Leasehold improvements	15,077	17,293
Laboratory equipment	12,666	19,322
Furniture—office and computer equipment	5,605	7,658
Assets under construction	11	406
Tangible assets—gross	33,359	44,679
Accumulated depreciation	(24,330)	(29,319)
Tangible assets—net	9,029	15,360

Investments accounted for under the equity method	286	—
Other investment securities	—	5,773
Other financial fixed assets	1,612	2,424
Financial assets—net	1,898	8,197

Total fixed assets	11,207	27,114

Current assets
Inventory	367	1,185
Trade receivables (net of allowances of 846 in 2002 and 350 in 2001)	404	6,772
Other assets
State—grants receivable	—	313
State—value added tax receivables	1,104	1,199
Research tax credit (including short term portion of 5,035)	7,554	13,109
Other receivables	1,315	3,528
Cash	909	2,342
Cash equivalents	10,554	19,318
Current assets	22,207	47,766

Total assets	33,414	74,880

LIABILITIES AND SHAREHOLDER'S EQUITY

	December 31,
(French GAAP, in thousands of EUR)
	2002	2001
Shareholders' equity
Share capital	24,772	24,315
Additional paid-in capital	113,112	112,532
Accumulated deficits	(133,462)	(85,944)
Net loss	(42,938)	(47,518)
Translation adjustments	(32)	442
Shareholders' equity (excluding minority interest)	(38,548)	3,827

Minority interests	—	926

Provisions for risks and liabilities	7,335	122
Long-term debt, excluding short-term portion	55,392	53,843
Capital lease obligations, excluding short-term portion	317	779
Long-term liabilities	63,044	54,744

Short-term portion of long-term debt and bank overdraft	1,363	2,163
Short-term portion of capital lease obligations	340	651
Accounts payables and related items	2,462	7,725
Tax, social and other short-term liabilities	4,753	4,780
Deferred revenue	—	64
Short-term liabilities	8,918	15,383

Total liabilities and shareholders' equity	33,414	74,880

2.     Consolidated income statements

	Year ended December 31,
(French GAAP, in thousands of EUR except per share data)
	2002	2001
Research and development revenues	—	1,486
Sales—finished products	5,045	17,993
Operating grants	—	55
Other revenues	557	26
Operating revenues	5,602	19,560

Research and development expenses	(34,159)	(35,773)
Cost of goods sold	(2,889)	(10,849)
Marketing and commercial expenses	(808)	(2,523)
General and administrative expenses	(13,044)	(13,337)
Non-recurring items	(19,159)	(7,886)
Operating loss	(64,457)	(50,808)

Financial expenses	(2,954)	(3,580)
Financial revenues	640	2,406
Exchange gains/(losses)	(2,479)	481
Other expenses	(23)	(334)
Current loss from the fully consolidated companies	(69,273)	(51,835)

Profit on disposal of the Oligonucleotide division and Ceres shares	27,214	—
Exceptional income/(loss)	(392)	5,668
Income tax	(383)	(714)
Net loss from the fully consolidated companies	(42,834)	(46,881)

Equity in net loss of affiliates	—	(66)
Goodwill amortization	—	(225)
Net loss	(42,834)	(47,172)

Minority interests	(104)	(346)

Net loss (excluding minority interests)	(42,938)	(47,518)

Net loss per share—basic	(5.28)	(5.86)
Net loss per share—diluted	(5.28)	(5.86)
Average number of shares outstanding	8,131,557	8,104,850

3.     Consolidated statement of changes in shareholders' equity

	Ordinary shares
(French GAAP, in thousands of EUR except per share data)	Number of shares	Amount	Additional paid-in capital	Accumulated deficits	Cumulative translation adjustments	Share- holders' equity
December 1, 2001	8,104,850	24,315	112,528	(85,944)	755	51,654

Subscription of warrants	—	—	4	—	—	4
Currency translation adjustments	—	—	—	—	(313)	(313)
Net loss	—	—	—	(47,518)	—	(47,518)

December 31, 2001	8,104,850	24,315	112,532	(133,462)	442	3,827

Exercise of warrants and stock options	152,500	457	515	—	—	972
Subscription of warrants	—	—	65	—	—	65
Currency translation adjustments	—	—	—	—	(474)	(474)
Net loss	—	—	—	(42,938)	—	(42,938)

December 31, 2002	8,257,350	24,772	113,112	(176,400)	(32)	(38,548)

4.     Consolidated cash-flows statements

	December 31,
(French GAAP, in thousands of EUR)
	2002	2001
Cash-flows from operating activities
Net loss	(42,938)	(47,518)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of and valuation allowances for fixed assets	7,655	10,043
Profit on sale of OCEANEs	0	(5,385)
(Profit)/loss from sales of fixed assets	309	(335)
Profit on disposal of the Oligonucleotide division and Ceres shares	(27,214)	—
Variation of minority interests	104	332
Goodwill amortization	—	225
Provisions	7,867	244
Increase/(decrease) in cash from
Accounts receivables—trade	584	(917)
Account receivables—affiliated companies	—	611
Receivables from State	5,964	4,093
Inventory	128	279
Other assets	3,675	(305)
Accounts payable and related items	(3,885)	(5,148)
Provisions and expenses to be paid	4,025	4,620
Deferred revenues	(13)	(619)

Net cash-flows used in operating activities	(43,739)	(39,780)

Cash-flows from investment activities
Proceeds from disposals of fixed assets	1,251	1,290
Proceeds from disposal of the Oligonucleotide division and Ceres shares	36,168	—
Investments in tangible fixed assets	(670)	(3,774)
Investments in patents and other intangible fixed assets	(644)	(742)
Investments in financial fixed assets	(793)	—

Net cash-flows from investment activities	35,312	(3,226)

Cash-flows from financing activities
Increases in borrowings and bank overdrafts	1,490	409
Repayment of convertible bonds	—	(1,383)
Repayment of borrowings	(2,804)	(2,113)
Principal payments on capital lease obligations	(1,298)	(502)
Repayment of employees' loans	69	—
Increase in share capital	1,035	222

Net cash-flows used in financing activities	(1,508)	(3,367)

Effect of exchange rate changes on cash and cash equivalents	(262)	281

Net increase/(decrease) in cash and cash equivalents	(10,197)	(46,092)

Cash and cash equivalents, beginning of period	21,660	67,752
Cash and cash equivalents, end of period	11,463	21,660

Notes to consolidated financial statements

1.     Nature of business

        Genset is incorporated as a société anonyme or limited liability corporation under French law. Genset was organized in 1989 to discover, develop and market products derived from DNA and genomics research.

        In 2001, Genset launched the operational phase of its new strategy, "GENSET PHARMA", which consists in going from the gene to the medicine. As part of this new strategy, Genset conducted a social plan at its Genomics Research Center in Evry, France, reducing the number of employees by approximately 80. Genset no longer enters into service agreements for the benefit of pharmaceutical groups. Genset completed in 2001 the research required under all its existing agreements.

        In April 2002, as part of its new strategy and in order to focus more on its genomics research activities, Genset sold its Oligonucleotide division to Proligo, a subsidiary of the Degussa group.

        In the second half of 2002, Purchaser launched a friendly cash tender offer on Genset. The offer was closed at the end of October 2002, and resulted in Purchaser holding 91.80% of Genset's share capital and voting rights, 98.8% of the OCEANEs and all of the outstanding warrants issued by Genset. The integration of Genset within the Serono group resulted in a reorganization of its activities and human resources. As part of this restructuring, which includes a resource rationalization and cost reduction program, Genset closed its operations in the United States and its headquarters in Paris between July and October 2002, and transferred most of its activities at its Research Center in Evry. This reorganization resulted in a reduction in the number of employees, mainly in the administrative functions.

2.     Accounting principles

        The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in France and rules and principles of consolidation (Rule 99-02 of the "Comité de la Réglementation Comptable" ("CRC")).

        The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results may differ from those initial estimates.

        Rule 00-06 of the CRC, applicable as of January 1, 2002, defines liabilities and states the accounting and measurement rules for provisions. The first application of Rule 00-06 had no impact on Genset's consolidated financial statements for the year ended December 31, 2002.

2.1   Principles and scope of consolidation.

Consolidation principles

        The consolidation principles are as follows:

  •
  Subsidiaries under Genset's sole direct or indirect control are fully consolidated. All intercompany balances and reciprocal transactions between such fully integrated companies are eliminated;

  •
  Companies over which Genset exercises a significant influence are accounted for under the equity method.

Changes in the scope of consolidation

        2002.    On April 9, 2002, Genset sold its Oligonucleotide division to Proligo, a subsidiary of the chemical reagents group Degussa based in Düsseldorf (Germany), for approximately EUR 25 million. As part of the transaction, the Oligonucleotide activities of the parent company in France were transferred on March 29, 2002 to a newly created company, Genset Oligos France SAS. This new company, along with Genset's subsidiaries operating in the Oligonucleotide division, i.e. Genset Oligos Corporation, Genset KK, Genset Singapore Biotechnology Pte Ltd, Genset Pacific and Genset Biotechnology Limited, have been deconsolidated as from April 9, 2002. The disposal of the division resulted in a significant reduction in the revenues and expenses of Genset as from the second quarter of 2002, as well as a reduction in the number of employees by approximately 200.

        In addition, in July 2002, Genset's board of directors decided to close Genset Corporation, Genset's subsidiary in the United States. Genset Corporation's activities have been integrated within the Genomics Research Center in Evry. The shut-down was completed during the last quarter of 2002.

        2001.    In December 2001, Genset sold its 50% interest in SurGen to the Royal College of Surgeons in Ireland, co-founder of this partnership, for the nominal amount of one Irish pound. Genset's share in SurGen's results of operations have been included in the consolidated financial statements up to the disposal date.

        Effective January 1, 2001, Genset Corporation contributed the entirety of its oligonucleotide business to a newly formed wholly-owned subsidiary, Genset Oligos Corporation. Genset Corporation maintained all its research and development activities.

        The scope of consolidation as of December 31, 2002 and 2001 was as follows:

	Consolidation method		% of interest
Company	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Genset Corporation	—	Full consolidation	—	100
Genset Oligos Corp.	—	Full consolidation	—	100
Genset KK	—	Full consolidation	—	100
Genset Singapore Biotechnology Pte Ltd	Equity accounting	Full consolidation	21.05	52.6
Genset Pacific Pty Ltd	—	Full consolidation	—	75
Genset Biotechnology Ltd	—	Full consolidation	—	100

        The unconsolidated financial statements of Genset S.A.are fully consolidated in the consolidated financial statements of Serono S.A.

2.2   Translation of financial statements of foreign subsidiaries.

        Each foreign entity's results are measured in the currency in which that entity primarily conducts its business. The reporting currency of Genset being the euro, the financial statements of the foreign entities have, when necessary, been translated into euro equivalents in accordance with the following rules:

  —
  balance sheet accounts at year-end exchange rates; and

  —
  income statement accounts at weighted average exchange rates for the relevant fiscal year.

        The resulting translation adjustment is recorded as a separate item of the shareholders' equity.

2.3   Transactions in foreign currencies

        At year-end, monetary balances denominated in foreign currencies are translated using closing exchange rates. Unrealized gains and losses on balances denominated in foreign currencies which are not hedged are recorded in the consolidated income statement of the relevant period.

2.4   Sales and research and development revenues

        Revenues from sales of synthetic DNA and related products are recorded upon shipment. Revenues from research collaborations with strategic alliance partners are recorded on a basis consistent with the performance requirements of the contract. Certain fees payable to Genset under these contracts are milestone-related, i.e. are due in accordance with the terms of each contract when the milestone is achieved. Genset records such milestone-related revenues only upon final validation by its partner. Costs incurred under these contracts are considered as period costs, regardless of when the related revenue is recorded. Payments received in advance of attainment and validation of performance criteria are recorded as deferred revenues.

        Genset records in the yearly income statement revenues from non-refundable grants received from governmental agencies over the period. Revenues from conditional grants received are recorded when all conditions stated in the grant have been met. Revenues from grants funding long-term research programs are recorded upon payment, absent milestones or specific technical requirements.

2.5   Research and development expenses and related tax credit

        In France, research and development expenses form, under certain conditions, the basis for a tax credit which is recorded in the same period as the qualifying expenses. The credit is recoverable in cash, if not used to offset taxes payable, in the fourth year following its generation.

        Following a decrease in its research and development expenses, Genset has not recorded any research tax credit in 2002 and 2001. As of December 31, 2002, the balance of Genset's research tax credit was EUR 7.6 million.

2.6   Earning or loss per share

        Basic earning or loss per share are calculated by dividing the net consolidated income or loss by the weighted average number of shares outstanding during the year. Diluted earning per share takes into account the conversion into ordinary shares of stock options and warrants.

2.7   Intangible assets

        Intangible assets include principally the salaries and social charges incurred in relation to software developed for internal use. These costs are capitalized when Genset estimates that the underlying projects have serious chances of technical success and are depreciated on a straight-line basis over a two-year period.

        Patent development and registration costs are capitalized as intangible assets and depreciated on a straight-line basis over a five-year period. Following the acquisition of Genset by Purchaser and the resulting change of strategy, Genset fully wrote-off the net book value of its capitalized patents as of December 31, 2002.

2.8   Tangible assets

        Tangible assets are recorded at cost of acquisition. Depreciation is calculated according to the expected useful lives of the assets as follows:

	Method	Period
Leasehold improvements	straight-line	5 to 10 years
Laboratory equipment	accelerated	3 to 5 years
Computer equipment	straight-line	3 years
Office equipment	straight-line	3 to 5 years
Office furniture	straight-line	5 to 7 years

        Assets under capital leases are capitalized and depreciated over the estimated useful life of the asset. The corresponding allowance is recorded as a depreciation expense.

2.9   Impairment of long-lived assets

        Tangible and intangible assets are written down when, as a result of events or changes in circumstances during the fiscal year, their economic value appears to be less than their net book value on a long-term basis. Impairment is determined in particular by reference to the undiscounted cash flows the assets are expected to generate given the economic hypotheses and the expected operational conditions set by the group's management. Should such assets be found impaired, the recorded valuation allowance is equivalent to the difference between net book value and fair value. Fair value is determined on the basis of discounted cash flows, by reference to replacement cost, cost of alternative technologies, recent transactions for similar businesses, or market prices.

2.10 Financial investments

        Capitalized securities are stated at cost of acquisition. A valuation allowance is recorded if this value exceeds their value in use.

2.11 Inventory

        Inventory is recorded at the lower of weighted average cost or market value. It consists primarily of raw materials and supplies. Provision is made for obsolete and slow-moving inventory.

2.12 Credit risk and main customers

        Up until the disposal of the Oligonucleotide division and the implementation of the new strategy, Genset's customers consisted principally of pharmaceutical companies, research centers, hospitals and other state- and privately-owned entities throughout the United States, Europe, Asia and Oceania. Genset performed ongoing credit evaluations of its customers' financial condition and maintained provisions for potential credit losses. Such losses have remained within management's expectations.

        As part of the disposal of the Oligonucleotide division, Genset retained some receivables related to the disposed activity. As of December 31, 2002, those receivables were EUR 892 thousand and were fully provided for (except for the recoverable VAT) due to the unlikelinesss of their recovery. The additional provision recorded in 2002 was of EUR 594 thousand.

        Research and development revenues have dramatically decreased since 2001 due to the implementation of Genset's new strategy.

2.13 Cash and cash equivalents

        Genset treats certificates of deposit with insignificant interest rate risk and purchased with an original maturity of three months or less as cash equivalents. Such cash equivalents totalled EUR 10.6 million and EUR 19.3 million as of December 31, 2002 and 2001, respectively.

        Cash equivalents include principally money market funds and short-term certificates of deposit. The costs associated with such securities approximate their market value.

2.14 Debt issuance costs

        Debt issuance costs are deferred and taken to expense over the term of the facility.

2.15 Taxes

        Deferred taxes are measured using the liability method. This method entails the recognition of deferred taxes arising from temporary differences between the tax and carrying amounts of assets and liabilities and of those arising from tax loss carry forwards. A valuation allowance is recorded if it is more likely than not that part or all of the deferred tax asset will not be recovered.

2.16 Provisions for risks and liabilities

        Provisions for identified risks and liabilities of uncertain timing or amount are recorded when Genset has a present obligation (legal or resulting from group practice or public commitments) to a third-party as a result of a past event and when it is likely or certain that an outflow of resources, not compensated in an at least equivalent amount, will be required to settle the obligation.

2.17 Stock option plans and warrants

        Shares issued upon exercise of stock options or warrants are reflected as a share capital increase on the exercise date at the exercise price of the option or warrant.

3.     Research agreements

        The research agreements described below were entered into in the context of Genset's previous strategy of conducting sponsored research for the account of third parties. These agreements were completed during the first half of 2001. Genset is now focusing on discovering and developing targets and candidate products for its own account through the research programs pursued after the acquisition of Genset by Purchaser.

        2001.    In March 2001, Genset renegotiated the gene discovery agreement signed with Abbott Laboratories in March 2000. Under this agreement, Genset received funding to conduct research to discover genes associated with bipolar psychosis and Type II diabetes. Following such renegotiation, Genset was freed from all obligations to perform further research for Abbott Laboratories and recovered the intellectual property generated in its bipolar program. In return, Genset made a one-time payment of EUR 1.7 million to Abbott Laboratories and agreed to license to Abbott for target screening at a future date a protein in the area of the central nervous system.

        2000.    In April 2000, Genset entered into an agreement with Sanofi-Synthélabo to pursue a pharmacogenomics collaboration in the field of lead selection and optimization for a central nervous system disease. Under the agreement, Sanofi-Synthélabo paid research funding and research and clinical development milestone fees to Genset. Sanofi-Synthélabo agreed to pay royalties on any drugs developed through an active use of the data and clones provided by Genset. Such active use notably includes the chemical modification or the replacement of a given lead, or the use of data to design novel clinical studies. Genset granted to Sanofi-Synthelabo an exclusive worldwide license to use the data and clones generated in the collaboration in order to develop and market drugs for the treatment of the selected disease. Genset completed its research obligations under this agreement in June 2001.

        1999.    In September 1999, Genset signed a new agreement with Genetics Institute. Under this agreement, Genset provided Genetics Institute with a larger variety of potential products and targets. In addition to up-front payments, Genset could receive clinical development milestone fees and royalties on any drugs discovered using the sequences and the clones it had supplied.

        Under an earlier 1997 exclusive licence agreement with Genetics Institute, Genset provided Genetics Institute with clones and secreted proteins sequences for inclusion in Genetics Institute's DiscoverEase® program. This agreement provided that Genset could receive milestone fees and royalties on any drugs discovered by DiscoverEase® customers using the sequences and clones it had supplied. Since September 1999, Genset no longer has any obligation to deliver secreted proteins to the DiscoverEase® program, but the secreted proteins already marketed in the program remain covered by the terms of the agreement.

        1998.    In October 1998, Genset entered into a two-year pharmacogenomics collaboration with Pharmacia & Upjohn for the development of markers and genes involved in response to a Pharmacia & Upjohn compound. Under the terms of the agreement, Genset received from Pharmacia & Upjohn research fees and will receive clinical milestone and royalty payments on future sales of any Pharmacia compound that makes use of data provided by Genset. Clinical milestone and royalty payments could also be awarded on the sale of any new second generation drugs that could be discovered, developed and marketed by Pharmacia & Upjohn based on the results of the collaboration.

        In August 1998, Genset entered into a license agreement with Wyeth-Lederle Vaccines, a business unit of Wyeth-Ayerst Laboratories, itself a division of American Home Products Corporation. Under the terms of this agreement, Genset granted Wyeth-Lederle Vaccines an exclusive worldwide licence covering the entire Chlamydia pneumoniae and Chlamydia trachomatis L2 genomic sequences for the development and marketing of new vaccines. In consideration of the rights granted to Wyeth-Lederle Vaccines, Genset received an initial license fee and is entitled to payments upon the achievement of certain clinical development milestones. In addition, Genset will receive royalty payments on future sales of any vaccines developed on the basis of such data.

        1997.    In July 1997, Genset entered into a strategic alliance with Abbott Laboratories in the field of pharmacogenomics for the development of diagnostic tests for the analysis of drug response by patients. Genset received research funding under the research and license agreement. Genset was also to receive clinical milestone payments and royalties if Abbott used the results of the pharmacogenomics research to develop and market diagnostic products in conjunction with Zyflo™.

        1996.    In May 1996, Genset entered into a strategic agreement with Synthélabo to discover genes associated with prostate cancer. Pursuant to the agreement, Genset will receive milestone payments and royalty payments on any future sales of drugs derived from this research.

        Aggregate revenues of EUR 0 and EUR 1.5 million were recorded from these research and collaboration agreements in 2002 and 2001, respectively.

4.     Collaboration agreements with research institutions

        1999.    In October 1999, Genset entered into a collaboration agreement with the Commissariat à l'Energie Atomique ("CEA" or France Atomic Energy Commission) for the development of a large capacity genotyping microprocessor. The initial objective of this collaboration was to develop in two years an integrated microprocessor capable of genotyping on a very large scale, at low cost and consuming minimal quantities of DNA and reagents. Given its innovative character for the French biotechnology industry, the project was supported by a grant from the French Ministry of Economics,

Finance and Industry. After completing the second of three phases initially contemplated, Genset decided in May 2001 to stop investing in this project, which is nonetheless being now pursued by the CEA. Genset retains non-exclusive rights to use in its research the technologies and intellectual property generated in the collaboration, and may share in any future revenue generated through the commercialization of these results.

        1996.    In April 1996, Genset entered into an agreement with the Centre d'Etude du Polymorphisme Humain ("CEPH") setting out the terms of the transfer to Genset of CEPH's mapping team and of certain scientific equipment and data, as well as the terms of a collaboration between Genset and CEPH for a three year research on aging. Since 1998, Genset had been involved in a legal dispute with CEPH concerning their aging research. In December 2001, Genset and CEPH settled their dispute, CEPH renouncing certain of its claims on Genset under the agreement. This settlement resulted in a decrease in research and development expenses of EUR 2.1 million and an increase in financial revenues of EUR 478 thousand corresponding to the cancellation of invoices and provisions for delayed payment interests.

5.     Fixed assets

5.1   Intangible assets

        Genset's intangible assets can be detailed as follows:

(in thousands of EUR)	Gross value as of December 31, 2002	Accumulated depreciation as of December 31, 2002	Net book value as of December 31, 2002	Net book value as of December 31, 2001
Patents	—	—	—	1,876
Software and other	3,264	(2,984)	280	1,047
In-process intangible assets	—	—	—	634

Total intangible assets	3,264	(2,984)	280	3,557

        Changes in the net book value of intangible assets for the year ended December 31, 2002 were as follows:

(in thousands of EUR)	2002
Balance at the beginning of the year (net)	3,557
Acquisitions	644
Changes in the scope of consolidation	(585)
Disposals	(268)
Depreciation expenses	(1,495)
Impairment of patents	(1,573)

Balance at the end of the year (net)	280

        As part of the acquisition of Genset by Purchaser, Genset's strategy has been re-examined during the second half of 2002. Consequently, the value in use of the capitalized patents was reassessed as of December 31, 2002. In the absence of short-term future revenues and cash-flows liable to cover their net book value, the capitalized registration fees of patents were fully written off as of December 31, 2002. The EUR 1.6 million corresponding charge has been reflected under the "Non-recurring items" line of the consolidated income statement.

        In 2001, following the implementation of Genset's new strategy, part of the research activities of Genset were given up. Therefore, intangible fixed assets relating to such activities were fully written off for an amount of EUR 381 thousand.

5.2   Tangible Assets

        Genset's tangible assets can be detailed as follows:

(in thousands of EUR)	Gross value as of December 31, 2002	Accumulated depreciation as of December 31, 2002	Net book value as of December 31, 2002	Net book value as of December 31, 2001
Leasehold improvements	15,077	(8,697)	6,380	8,558
Laboratory equipment	12,666	(11,203)	1,463	3,940
Furniture—office and computer equipment	5,605	(4,430)	1,764	2,456
Assets under construction	11	—	11	406

Total tangible assets	33,359	(24,330)	9,029	15,360

        Changes in the net book value of tangible assets for the year ended December 31, 2002 were as follows:

(in thousands of EUR)	2002
Balance at the beginning of the year (net)	15,360
Acquisitions	1,221
Changes in the scope of consolidation	(3,617)
Disposals	(600)
Depreciation expenses	(3,335)

Balance at the end of the year (net)	9,029

        Following the transfer of Genset's headquarters from Paris to Evry, the net book value of the leasehold improvements was written off as of December 31, 2002 for a total amount of EUR 311 thousand. This charge has been reflected under the "Non-recurring items" line item of the consolidated income statement.

        In connection with the implementation of Genset's new strategy, part of the research activities were given up. Therefore, tangible fixed assets relating to such activities was written down in 2001 for an amount of EUR 3,1 million.

5.3   Investments accounted for under the equity method

        As part of the disposal of the Oligonucleotide division, Genset acquired shareholdings in Genset Singapore Biotechnology Pte Ltd (21.05%) and Genset Pacific Pty Ltd (25%) that were previously held by minority shareholders. Pursuant to the agreement signed at the time of the disposal of the division, Genset kept these two minority interests. This agreement also provided for the execution of:

  •
  call options for these two minority interests in favor of Proligo,

  •
  a put option for the minority interest in Genset Pacific Pty Ltd in favor of Genset.

        These options can be exercised at fixed prices stated in the agreements.

        During the second half of 2002, Genset exercised its put option and sold its 25% investment in Genset Pacific Pty Ltd, for a fixed price of EUR 250 thousand. The corresponding EUR 222 thousand gain on disposal has been recorded under the line item "Profit on disposal of the Oligonucleotide division and Ceres shares" of the consolidated income statement.

        As of December 31, 2002, the investments accounted for under the equity method consisted only of Genset's 21.05% investment in Genset Singapore Biotechnology Pte Ltd. The value of this investment has been capped to US$300 thousand (EUR 286 thousand on December 31, 2002), which corresponds to the exercise price of the call option granted to Proligo.

        In December 2001, Genset sold its investment in SurGen, a joint venture partnership created in October 1997 with the Royal College of Surgeons in Ireland (RCSI) in order to conduct a wide scale genomics research on cardiovascular diseases. As the activities of the joint-venture were no longer in line with Genset's new strategy, it seemed justified to step out of this entity. Genset thus sold its interests in SurGen to RCSI for a nominal amount of one Irish pound and RCSI committed itself to directly reimbursing the EUR 556 thousand loan granted by Genset to SurGen over a 15-year period commencing December 2002. This loan is reflected in the consolidated balance sheet at its present value, totaling EUR 385 thousand as of December 31, 2002 (See note 5.4).

5.4   Financial assets

Other investment securities

        In December 1997, Genset signed a research agreement with Ceres Inc. ("Ceres"), a plant biotechnology company, under which Genset acquired an initial 20% interest in Ceres's share capital and a service agreement was entered into for certain sequencing and bioinformatics services, for which Ceres would make quarterly payments, part of them in shares. On April 19, 2002, Genset sold all of its Ceres shares for a total consideration of US$ 14.6 million or EUR 16.4 million. The gain on disposal, which amounted to EUR 10.6 million, has been recorded under the line item "Profit on disposal of the Oligonucleotide division and Ceres shares" in the consolidated income statement.

Other financial assets

        The other financial assets can be detailed as follows:

(in thousands of EUR)	Gross value as of December 31, 2002	Provision as of December 31, 2002	Net book value as of December 31, 2002	Net book value as of December 31, 2001
Deposits and guarantees	768	—	768	1,309
Loan to SurGen	385	—	385	385
Other capitalized securities	1,070	(886)	184	507
Loans "Building Effort"	275	—	275	223

Total other financial assets	2,498	(886)	1,612	2,424

        As of December 31, 2002, the line item "other capitalized securities" only comprised Corixa securities. Following the significant decrease in Corixa's share price over the first half of 2002, Genset had recorded an additional provision for EUR 223 thousand as of June 30, 2002. As Corixa's share slightly increased in the second half of 2002, the provision was maintained at its June 30, 2002 level of EUR 886 thousand. Genset sold its Corixa securities in January 2003 (see note 20).

6.     Inventory

        Genset's inventory mainly comprises supplies and raw materials. Its total value was EUR 367 thousand and EUR 1.2 million as of December 31, 2002 and December 31, 2001, respectively.

        The significant decrease in Genset's inventory during 2002 results from the disposal of the Oligonucleotide division.

7.     Shareholders' equity

General

        As of December 31, 2002, the share capital of Genset consisted of 8,257,350 ordinary shares, nominal value of EUR 3.

Preemptive subscription rights

        Existing shareholders have preemptive rights to subscribe on a pro rata basis for any new shares issued by Genset. Shareholders, subject to certain conditions, may waive such preemptive subscription rights at an extraordinary general meeting of shareholders. Preemptive subscription rights, if not previously waived, are transferable during the subscription period.

Warrants

        Under the authorized plans approved by Genset's shareholders' meetings held since its establishment, Genset issued warrants to purchase ordinary shares.

Shares underlying the warrants
Balance as of December 31, 2000	52,150
Subscribed	10,000
Exercised	—
Expired or Canceled	(27,900)

Balance as of December 31, 2001	34,250

Subscribed	25,000
Exercised	(25,000)
Expired or Canceled	(250)

Balance as of December 31, 2002	34,000

        Issued warrants outstanding as of December 31, 2002 were as follows:

Shares underlying the Warrants	Exercise Price in EUR	Expiration Date
14,000	87.51	May 18, 2003
2,000	87.51	May 18, 2003
2,000	83.31	August 18, 2003
4,000	32.85	May 18, 2004
8,000	80.49	June 15, 2005
4,000	12.90	June 30, 2006

34,000

        All the warrants have been held by Purchaser since they were tendered in the Initial Tender Offers.

Stock options

        Under authorized plans approved by Genset's shareholders' meetings held since its establishment, Genset issued stock options entitling the holder to subscribe for one ordinary share per option under the 2001, 2000, 1999 and 1997 plans and 100 ordinary shares per option under the earlier plans. These options generally vest ratably over a four-year period from the date of grant and expire five years from the date of vesting.

        A summary of activity under the plans is as follows:

Options Outstanding	Shares	Weighted Average Price Per Share in EUR
Balance as of December 31, 2000	1,047,719	65.39
Granted	285,250	19.22
Exercised	—	—
Canceled or expired	(815,415)	72.88

Balance as of December 31, 2001	517,554	28.13

Granted	405,204	8.71
Exercised	(127,500)	7.48
Canceled or expired	(593,583)	18.95

Balance as of December 31, 2002	200,675	29.23

        As of December 31, 2002 and 2001, options to purchase 200,675 and 249,184 shares, respectively, were exercisable at weighted-average exercise prices of EUR 29.23 and EUR 28.13, respectively.

        In November 2001, Genset offered its employees holding stock options under the 1997, 1999 and 2000 plans to renounce their options in exchange for new stock options that would be granted by the first board of directors' meeting to be convened after May 31, 2002. As a consequence of the cash tender offer issued by Purchaser, the legal conditions to grant these new options were not met before July 2002 and the board of directors granted 281,204 new options at the time.

        In order to compensate the employees for the increase in the exercise price during the period from the beginning of June 2002 to the grant date in July, Genset offered its employees the possibility to renounce their new stock options against a cash payment (the amount of which equals EUR 4.09 per option, i.e., the difference between the price per share offered in the Initial Tender Offers and Genset's share price on the day before the tender offer was announced). This offer was conditioned upon the success of the Initial Tender Offers. All the employees to whom this offer was made accepted to renounce the options granted to them in July 2002. The board of directors noted in October 2002 that, based on the renunciations, Genset was committed to pay a total amount of EUR 562 thousand. A first payment of EUR 187 thousand was made in October 2002. The balance, EUR 305 thousand, will be paid in two installments in April and October 2003 to the eligible employees remaining with Genset at the payment date.

        In 2001 Genset canceled 160,575 stock options held by the employees who left the company in 2001 following the implementation of the "Genset Pharma" restructuring plan.

Equity line

        On February 20, 2002, Genset's shareholders approved the Equity Line financing mechanism agreed between Genset and Société Générale in November 2001. Under this two-year agreement, Société Générale was to purchase from time to time new shares of Genset at times and for amounts determined by Genset.

        In March 2002, Genset issued 4 million warrants that were entirely subscribed by Société Générale. None of these warrants was exercised in 2002.

        In April 2003, Genset repurchased at their nominal value (EUR 0.01 per warrant) all of the warrants and canceled them.

8.     Long-term debt

        Genset's long-term debt consisted of the following:

(in thousands of EUR, as of December 31,)	2002	2001
Bank loans	753	2,899
Convertible bonds bearing interest at rate of 4.5%	54,630	52,241
Interest-free loans	1,372	686

Total	56,755	56,006

Less short-term portion	(1,363)	(2,163)

Total long-term debt less short-term portion	55,392	53,843

        All of the debt and loans of Genset are fixed rate.

Bank loans

        Bank loans are repayable by monthly or quarterly installments until 2003. The average interest rate on these loans was 4.5% and 4.52% as of December 31, 2002 and 2001, respectively.

Convertible bonds

        On June 27, 2000, Genset issued 591,366 convertible bonds exchangeable into new or existing Genset ordinary shares ("OCEANEs"), raising aggregate net proceeds of EUR 55.6 million. The bonds were issued at par, with a principal value of EUR 94 per bond. The bond issuance was structured as a zero-coupon convertible bond, with no interest payments during the 3.5-year term of the bond. The bonds accrue interest at a rate of 4.5% annually.

        In December 2001, Genset repurchased 69,143 convertible bonds for a total amount of EUR 1.4 million, or EUR 20 each, resulting in a EUR 6.5 million decrease in its long-term debt.

        The bondholders may convert their bonds into Genset ordinary shares at any time at a conversion rate of one share per bond. Alternatively, Genset may force early redemption of the bonds at an early redemption price guaranteeing to the bondholders a yield to maturity equivalent to what they would have received upon redemption on the maturity date. This option is subject to the condition that between June 27, 2002 and December 31, 2003, Genset's ordinary shares trade at a price in excess of 120% of the early redemption price, calculated in the same conditions. If the bondholders decide to convert or exchange their bonds, Genset has the option either to issue them new shares or to exchange existing Genset shares it had previously bought.

        At a conversion rate of one share per bond, if all outstanding bonds were converted into shares, the bondholders would hold 522,223 shares, or approximately 6% of the share capital after conversion, based on the number of shares outstanding as of December 31, 2002.

        Assuming no early conversion or redemption, the remaining bonds will be redeemed at their maturity date, January 1, 2004, at a price per bond of EUR 109.72 or 116.72% of their nominal value. Therefore, in this case, Genset would be obligated to reimburse a total of EUR 57.3 million to the bondholders.

        The total amount of the redemption premium Genset will have to pay to the bondholders on January 1, 2004, absent a conversion into shares, is EUR 8.2 million. Given the extremely low probability that the bonds will be converted into shares, the accrued part of the redemption premium is recorded as a provision at the loan's rate of 4.5% annually. As of December 31, 2002, accrued interests totalled EUR 5,541.

        In connection with the issuance of the bonds, Genset incurred EUR 2.1 million of issuance costs. Those costs were capitalized and recorded under the "other receivables" line item of the balance sheet. They are depreciated on a straight-line basis over the life of the bonds. Following the repurchase of a portion of the bonds in December 2001, Genset wrote down EUR 163 thousand of these issuance costs.

Interest-free loan

        In the first half of 2002, Genset received the balance, for an amount of EUR 990 thousand, of a EUR 1.7 million interest-free loan granted in January 2000 by the French Innovation Agency (Agence française de l'innovation, or ANVAR). Genset reimbursed part of this loan in April 2002 for an amount of EUR 305 thousand. The balance will be reimbursed in March 2003 for EUR 610 thousand and March 2004 for EUR 762 thousand. This loan does not bear interest.

Maturity of long-term debt

        Scheduled repayments of long-term debt are as follows:

(in thousands of EUR)
2003	1,363
2004	55,392

Total	56,755

9.     Provisions for risks and liabilities

        The provisions for risks and liabilities can be broken down as follows:

(in thousands of EUR)	December 31, 2001	Increases	Utilizations	Write-backs	December 31, 2002
Provisions for onerous leases	—	7,213	—	—	7,213
Other provisions for risks and liabilities	122	—	—	—	122

Total provisions for risks and liabilities	122	7,213	—	—	7,335

Operating		7,213	—	—
Financing		—	—	—
Exceptional		—	—	—

        Following the closure of its subsidiary Genset Corporation, in the United-States, and the transfer of Genset's headquarters from Paris to Evry, Genset provided as of December 31, 2002 for non-cancelable lease commitments for EUR 6.8 million and EUR 445 thousand, respectively. The provision relating to Genset's headquarters takes into account the possibilities to sub-lease the premises or to transfer the lease to third parties.

        The charges underlying these provisions are recorded under the "Non-recurring items" line item of the consolidated income statement.

10.   Information on personnel and directors

        As of December 31, Genset had the following number of employees:

	2002	2001
R&D	145	213
Other	—	235

Total	145	448

        The integration of Genset's activities within the Serono group resulted in reorganizations of activities and human resources, following which the workforce in France was downsized by approximately 60 people in 2002.

        Moreover, in 2001, in connection with the implementation of its new strategy, Genset had carried out a social plan at its Genomics Research Center in Evry, France, thus reducing the number of employees by approximately 80.

        Personnel costs in the years 2002 and 2001 were EUR 28.7 million and EUR 30.3 million, respectively, out of which EUR 9.1 million and EUR 1.4 million, respectively, were payroll expenses linked to the dismissals that are reflected under the "Non-recurring items" line item of the consolidated income statement.

        The aggregate amount of compensation paid in 2002 by Genset to its seven directors (including chief executive officers) and its seven executive officers in France (excluding chief executive officers) was approximately EUR 2.9 million and EUR 1.7 million, respectively.

        Genset contributes to pensions schemes for personnel in France in accordance with French law. Genset has no further liability in connection with these schemes. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation level. Genset's obligations in this matter as of December 31, 2002 were immaterial.

11.   Fair value of financial assets and liabilities

        As of December 31, 2002 and 2001, the carrying values of assets and liabilities such as cash and cash equivalents, trade receivables and payables, other receivables, other operating liabilities, and the short-term portions of long-term debt approximated their market values, based on the short-term maturities of these instruments. As of December 31, 2002 and 2001, the fair value of long-term debt was EUR 42.5 million and EUR 14.4 million, respectively, compared to a book value of EUR 55.4 million and EUR 53.8 million, respectively.

12.   Taxes

        A reconciliation of the theoretical income taxes computed at the French statutory rate (34.33% in 2002 and 35.33% in 2001) to the actual income tax expense recorded in the income statement is as follows:

(in thousands of EUR, as of December 31,)	2002	2001
Tax credit on theoretical income computed at the French statutory rate(1)	14,573	16,311
Impact of unused operating losses	(11,429)	(18,811)
Other differences	(3,527)	(1,786)

Total	(383)	(714)

(1)
Based on the net loss before taxes from consolidated companies.

        The other differences mainly comprise the tax impact of the disposal of the Oligonucleotide division and the closure of Genset Corporation.

        Significant components of Genset's deferred tax assets and liabilities consist of the following:

(in thousands of EUR, as of December 31,)	2002	2001
Deferred tax liabilities:
Intangibles expensed upon acquisition for tax purposes (expenses to be allocated)	(210)	(418)
Deferred tax assets:
Net operating loss carry forwards	62,719	53,863
Research and development costs capitalized and depreciated for tax purposes	5,820	5,804
Other	18	2,145

Total deferred tax	68,347	61,812

Valuation allowance	(68,347)	(61,344)

Net deferred tax	—	50

        As of December 31, 2001, the net deferred tax related to Genset KK, a subsidiary of Genset located in Japan which had taxable income.

        As of December 31, 2002, Genset had French net operating loss carry forwards of approximately EUR 182.7 million, of which EUR 138.0 million has no expiration date. The remaining EUR 44.7 million net operating loss carry forwards will expire, if not used before the years 2005 through 2007, as follows:

(in thousands of EUR, as of December 31,)
Expiration year
2005	7,753
2006	26,876
2007	10,104

Total	44,733

        Following the sale of the Oligonucleotide division, Genset asked to be authorized to keep its net operating loss carry forwards with no expiration date. The French tax authorities granted this authorization.

        Genset also has research income tax credits receivable of EUR 7.6 million which are recoverable, if not used to offset taxes payable, in the fourth year following their generation. In 2002, Genset received the reimbursement of its 1997 and 1998 research tax credits for EUR 2.9 million and EUR 2.7 million, respectively.

13.   Non-recurring items

        In 2002, the non-recurring items are directly related to the closure of Genset Corporation, the transfer of Genset's headquarters from Paris to Evry and the acquisition of Genset by Serono. In 2001, the non-recurring items mainly resulted from the implementation of Genset's new strategy, "GENSET PHARMA".

        Non-recurring items may be detailed as follows:

In millions of EUR	2002	2001
Personnel costs	9.1	1.4
Provisions for onerous leases	7.0	—
Impairment of assets	3.1	3.5
Abbott settlement agreement	—	1.7
Fees	—	1.3

Total non-recurring items	19.2	7.9

        In 2002, personnel costs mainly comprise the dismissal costs incurred by Genset Corporation (EUR 3.4 million) and Genset S.A. (EUR 5.7 million, respectively, out of which EUR 2.4 million are recorded as of December 31, 2002). In 2001, payroll expenses related to the dismissal costs of approximately 80 employees at the Genomics Research Center in Evry.

        Provisions for onerous leases correspond to the non-cancelable commitments relating to the leases of the offices of Genset Corporation and the headquarters of Genset S.A. (see note 9).

        In 2002, impairment of assets mainly relate to Genset's patents (EUR 1.6 million) and Genset Corporation's fixed assets (EUR 1.2 million). In 2001, they included the write-off of certain assets, primarily used in the sequencing activities that were abandoned due to the change of activities.

        In 2001, Genset signed an agreement with Abbott in order to regain the intellectual property generated in the bipolar program and to free Genset from further research assignments for the account of Abbott.

        In 2001, the fees were related to the implementation of the reorganization of the Genomics Research Center in Evry and the search for a buyer for the Oligonucleotide division.

14.   Financial loss

        Genset's financial loss may be detailed as follows:

(in thousands of EUR)	2002	2001
Financial expenses:
Interest expenses on bank loans	(141)	(405)
Interest expenses on OCEANEs	(2,209)	(2,493)
Depreciation of the OCEANEs issuance costs	(604)	(682)

Total financial expenses	(2,954)	(3,580)

Financial revenues:
Interests from money market funds and certificates of deposit	533	1,854
Reversal of CEPH interest provision	—	478
Other financial revenues	107	74

Total financial revenues	640	2,406

Financial loss	(2,314)	(1,174)

        Genset was involved in a legal dispute with CEPH, related to a 1996 collaboration agreement. Following the settlement of the lawsuit, a provision for interest accrued on the outstanding amounts due to CEPH was reversed in 2001.

15.   Profit on disposal of the Oligonucleotide division and the Ceres shares

        On April 9, 2002, Genset sold its Oligonucleotide division to Proligo for approximately EUR 25 million (see note 2), resulting in a net profit of EUR 16.3 million. This profit is recorded under the line item "Profit on disposal of the Oligonucleotide division and Ceres shares" in the consolidated income statement.

        On April 19, 2002, Genset sold all its Ceres shares for a total amount of US$14.6 million or EUR 16.4 million, resulting in a net gain of EUR 10.6 million. This gain is recorded under the line item "Profit on disposal of the Oligonucleotide division and Ceres shares" in the consolidated income statement.

16.   Exceptional income

        Genset's exceptional income may be itemized as follows:

(in thousands of EUR)	2002	2001
Profit/(loss) on disposals of assets	(309)	335
Profit on repurchase of OCEANEs	—	5 386
Other exceptional items	(83)	(53)

Exceptional income	(392)	5 668

17.   Segment and geographical information

        Up until the date of the disposal of the Oligonucleotide division (see note 2), Genset operated in two segments: genomics research and oligonucleotide production and sale. Genset now only operates in one segment: genomics research.

Segment information

Year ended December 31, 2002 (in thousands of EUR, except number of employees)	Oligonucleotide division	Research and development	Total
Total sales and other operating revenues	5,149	557 (1)	5,706 (2)
Direct costs	(5,446)	(62,346)	(67,792)

Operating loss	(297)	(61,789)	(62,086)

Investments in intangible and tangible fixed assets	87	1,778	1,865
Number of employees as of December 31, 2002	—	145	145

(1)
Other operating revenues mainly comprise revenues arising from the rental of part of the premises leased by Genset in Evry.

(2)
Including EUR 19.2 million of non-recurring items.

Year ended December 31, 2001 (in thousands of EUR, except number of employees)	Oligonucleotide division	Research and development		Total
Total sales	18,378	1,567		19,945
Direct costs	(17,394)	(34,699)	(1)	(52,093)

Operating income/(loss)	984	(33,132)		(32,148)

Investments in intangible and tangible fixed assets	879	3,141		4,020
Number of employees as of December 31, 2001	194	213		407

(1)
Including EUR 7.9 million of non-recurring items.

Reconciliation of segment information with the consolidated amounts

	Year ended December 31,
(in thousands of EUR, except number of employees)
	2002	2001
Sales and other operating revenues
Total segment sales and other operating revenues	5,706	19,945
Inter-segment revenues elimination	(104)	(385)

Consolidated sales and other operating revenues	5,602	19,560

Operating loss
Total segment operating loss	(62,086)	(18,660)
Other non-operating results	(2,371)	(32,148)

Consolidated operating loss	(64,457)	(50,808)

Investments
Total segment investments	1,865	4,020
Other investments	—	319
Consolidated investments	1,865	4,339

Employees
Segment employees	145	407
Other employees	—	41

Consolidated employees	145	448

(1)
For the year ended December 31, 2002, this line only includes the general and administrative expenses incurred during the first quarter, before the disposal of the Oligonucleotide division.

        The geographic information is as follows:

(in thousands of EUR)	Europe	United States	Asia and Oceania	Elimination	Consolidated
2002
External sales	1,150	912	2,983	—	5,045
Identifiable assets	33,289	—	—	—	33,289
2001
External sales	6,410	3,950	9,200	—	19,560
Identifiable assets	69,353	5,645	8,987	(9,105)	74,880

18.   Off balance sheet commitments

Operating and capital leases commitments

        Genset leases certain of its equipment under capital leases. Capitalized costs of approximately EUR 2.8 million and EUR 4.0 million were thus recorded as tangible assets as of December 31, 2002 and 2001, respectively. Accumulated depreciation of these leased assets was EUR 2.1 million and EUR 2.7 million, as of December 31, 2002 and 2001, respectively.

        Future minimum lease payments under capitalized capital lease contracts are as follows:

(in thousands of EUR, as of December 31,
2003	361
2004	304
2005 and thereafter	30

Total minimum lease payments	695

Less amount representing interest	(38)
Present value of net minimum lease payments	657
Less short-term portion	340

Long-term portion of minimum lease payments	317

        Genset leases certain office and research laboratory facilities under operating leases, which expire through 2011. The majority of these leases have nine-year terms but are terminable at Genset's option at each three-year anniversary. Future minimum lease payments under operating leases are as follows:

(in thousands of EUR, as of December 31,)
2003	2,129
2004	2,191
2005	2,087
2006	807
2007	839
2008 and thereafter	2,882

Total	10,935

        The minimum lease payments disclosed in the table above include those relating to Genset's leases for the offices of Genset Corp. and the previous headquarters of Genset in Paris. As indicated in note 9, Genset provided for these commitments as of December 31, 2002 for a total amount of EUR 7.2 million.

        Rental expense under non-cancelable operating leases for the years ended December 31, 2002 and 2001 were EUR 2.7 million and EUR 3.6 million, respectively.

Off balance sheet commitments linked to financial investments

        Genset granted DH Siebente Vermögensverwaltungs GmbH (renamed Proligo International GmbH), the majority shareholder of Genset Singapore Biotechnology Pte Ltd, an option to purchase its 21.05% shareholding in the Singaporean company. This option can be exercised at a fixed price of US$300 thousand within a period of 3 years starting April 9, 2002.

Guarantees

  •
  In December 2002, Genset pledged 10 monetary notes recorded as assets in its balance sheet with an aggregate value of EUR 893 thousand in favor of Société Générale.

  •
  In December 2002, Société Générale gave a EUR 851 thousand guarantee to the French tax authorities for the payment of VAT due by Genset.

19.   Related parties transactions and balances

	December 31,
(in thousands of EUR)
	2002	2001
Account receivables	99	—
Total assets	99	—

Convertible bonds	53,972	—
Account Payables	64	—
Total liabilities	54,036	—

Operating expenses	53	—
Total expenses	53	—

Other revenues	79	—
Total revenues	79	—

20.   Post balance sheet events

        The board of directors has been authorized to issue for a cumulative maximum nominal amount of EUR 50 million certain securities giving access immediately or eventually to the share capital.

        Pursuant to this authorization, the board of directors decided on March 4, 2003 to issue, without cancellation of the shareholders' preferential subscription rights, 11,796,214 shares with a nominal value of EUR 3 each resulting in a share capital increase of EUR 35.4 million. The additional paid-in capital per share amounted to EUR 4.1, resulting in net proceeds of EUR 83.8 million. These shares were listed on the Nouveau Marché on April 15, 2003.

        In February 2003, Genset sold all its Corixa shares for EUR 116, resulting in a net loss of EUR 68.

21.   Operating loss excluding the Oligonucleotide division

        Genset's operating loss includes the Oligonucleotide division's operating result up until the disposal of the division on April 9, 2002. The table below presents Genset's operating loss excluding the Oligonucleotide division for the years ended December 31, 2002 and 2001.

	Year ended December 31,
(in thousands of EUR)
	2002	2001
	Unaudited
Research and development revenues	—	1,486
Sales—finished products	—	—
Other operating revenues	557	72
Total operating revenues	557	1,558

Research and development expenses	(33,811)	(34,687)
General and administrative expenses	(11,739)	(10,782)
Operating expenses before non-recurring items	(44,550)	(45,469)

Operating loss before non-recurring items	(44,993)	(43,911)

Non-recurring items	(19,159)	(7,886)
Operating loss including non-recurring items	(64,152)	(51,797)

QuickLinks

  Exhibit 99(a)(11)
Translation of Genset's 2002 French Financial Statements
  Unconsolidated Genset S.A. financial statements
Consolidated financial statements
  Notes to consolidated financial statements